YouNow, Inc.

1485 Fifth Avenue #25D

New York, NY 10035

July 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	John Dana Brown, Esq.

Re:	YouNow, Inc.

Post-Qualification Amendment filed July 20, 2020, to

Offering Statement on Form 1-A

File No. 024-11018

Dear Mr. Brown:

On behalf of YouNow, Inc. (the “Company”), I hereby request that the U.S. Securities and Exchange Commission issue a qualification order for the above-referenced Post-Qualification Amendment to the Company’s Offering Statement on Form 1-A, so that such Post-Qualification Amendment is qualified by 4:30 p.m. Eastern Time on Wednesday, July 29th, 2020, or as soon thereafter as is practicable.

Very truly yours,

/s/ Adi Sideman
Adi Sideman
President and Chief Executive Officer